PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com [redacted] Email: corporate@peterhambro.com

05013528

22nd December 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
2005 DEC 28 A 9:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 13th December 2005 and
- 20th December 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Karolina Subczynska
In-House Legal Counsel

12/30

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

13 December 2005

Peter Hambro Mining Plc
Dealings by substantial shareholders

On 9 December 2005 the Company was notified by Eastbourne Capital Management LLC ("ECM") that, together with the funds managed by ECM, it holds 5,697,557 ordinary shares of £0.01 each in the Company ("Ordinary Shares") representing 7.22% per cent. of the total issued share capital of the Company, of which 3,783,500 Ordinary Shares are held by Black Bear Offshore Master Fund L.P.

On 13 December 2005 the Company was notified by Viscaria Investments Limited ("Viscaria") that it holds 6,101,906 ordinary shares of £0.01 in the Company representing 7.73 per cent. of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova, Director of External Communications or Marianna Adams Peter Hambro Mining	+44 (0) 207 201 8900 www.peterhambro.com
David Simonson or Tom Randell Merlin	+44 (0) 207 653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

20 December 2005

Omchak Joint Venture Dividend Received

Peter Hambro Mining plc ("PHM") announces that the Omchak Joint Venture ("Omchak JV" or the "JV") has received a cash dividend from the companies constituting the assets of the JV in an amount sufficient for PHM's interest in the joint venture to revert back to 50%. The terms of the joint venture agreement provide for PHM's equity interest in the joint venture to increase if the agreed level of dividends is not received for the relevant 12 month period. The cash payment in respect of dividends during 2003 and 2004 was not received and PHM's holding in Omchak had consequently temporarily increased to 65% from April 2004. As outlined in the 2004 Annual Report and September 2005 interim results, receipt of the dividend lowers PHM's 2005 attributable production forecast by approximately twenty five thousand ounces.

Omchak JV

Omchak JV was formed in July 2003 with PHM contributing US$7.2 million in cash and the Russian participants contributing their controlling stakes in two operating gold mines in the Magadan region. In addition to such contribution, the Russian participants guaranteed a minimum aggregate dividend flow to the joint venture for 5 years of US$7.2 million with a specific level agreed for each year from each of the assets. Under the terms of the joint venture agreement, if such dividend level is not maintained in any one year, PHM's interest in the joint venture increases proportionately and reverts if the dividend arrears are paid within the next year. In the absence of a dividend payment for 2003 and 2004, PHM's interest had risen to 65% and was expected to rise again in 2005 if no dividend was to be paid. As a result of today's payment PHM's equity interest in the Omchak JV returns to its original 50%. The net effect of this payment and movement in ownership on the financial accounts of PHM, for the period since the JV was formed, is not material since the JV is accounted for in consolidation.

PHM Group Attributable Production Forecast

Following the cash receipt, PHM's interest in the Omchak JV will not increase beyond 65% during 2005. The 2005 accounts will equity account for 65% to 19 December 2005 and 50% from this date to the year end. As previously identified as a consequence of the receipt of the dividend, the result is an approximate 25,000 ounces reduction of PHM's 2005 attributable production forecast to 246,000 ounces. PHM expects to report a 2005 attributable production figure with the 2005 Group Trading Statement at the end of January 2006.

Enquiries:
Alya Samokhvalova, Director of External Communications +44 (0) 207 201 8900
or Marianna Adams www.peterhambro.com
Peter Hambro Mining

David Simonson or Tom Randell +44 (0) 207 653 6620
Merlin